 Exhibit 99.1

Niu Technologies Provides Second Quarter 2023 Sales Volume Update

BEIJING, China, July 04, 2023 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the second quarter 2023.

	2Q 2023	2Q 2022	1H 2023	1H 2022
China Market	178,567	180,299	260,085	329,286
International Markets	33,429	28,558	46,318	43,230
Total	211,996	208,857	306,403	372,516

In the second quarter of 2023, NIU sold 211,996 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes. The number of units sold in China market and international markets were 178,567 and 33,429, respectively.

In China market, our new products have generated significant buzz since their launch in May, collectively accounting for over 60% of our total sale volume in the second quarter. Among them, the MQiL model stands out as another flagship premium electric bicycle that effectively addresses users’ mileage anxiety by offering a maximum riding range of 170km. During the "618 Shopping Festival", the MQiL ranked first in the "Top New Electric Bicycles" chart on JD.com, contributing one-third of the total sales volume for the quarter. For our mid-end product lines, we adopted an innovative approach that utilizes the same platform to build G400(light e-motorcycle) and G400T(electric bicycle), offering more flexible choices to our customers while optimizing production efficiency for the company.

Our sales in the international markets achieved significant growth in the second quarter, with the micro-mobility sector recording a total sales volume of more than 30,000 units, representing an impressive 48.3% year-over-year increase. Our remarkable sales growth was complemented by our key kick-scooter products receiving prestigious international awards. Specifically, our KQi2 and KQi Youth+ models won the iF Design Award 2023, while the KQi3 Pro was selected as the Gold Winner 2023 of the New York Product Design Award in "Vehicle Technologies" category. We believe that these accolades not only underscore the exceptional quality and innovation of our products, but will undoubtedly continue to boost our sales in the future.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, (ii) two micro-mobility series, including kick-scooter series, KQi, and e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Niu Technologies

E-mail: ir@niu.com